UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Otonomo Technologies Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
M7571L103
(CUSIP Number)
August 16 , 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7571L103
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Mithaq Capital SPC 00-0000000
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 6.500,000
(6) Shared Voting Power 0
(7) Sole Dispositive Power 6,500,000
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.17%
(12)	Type of Reporting Person (See Instructions) CO

CUSIP No. M7571L103
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Turki Saleh A. AlRajhi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Saudi Arabia
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 6,500,000
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 6,500,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.17%
(12)	Type of Reporting Person (See Instructions) IN

CUSIP No. M7571L103
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Muhammad Asif Seemab
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Pakistan
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 6,500,000
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 6,500,000
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 5.17%
(12)	Type of Reporting Person (See Instructions) IN

Item 1.
(a) Name of Issuer
Otonomo Technologies Ltd.
(b) Address of Issuer's Principal Executive Offices
6 ABBA EBAN BLVD.,
HERZELIYA PITUACH, Israel, 467256

Item 2.
(a) Name of Person Filing
(i) Mithaq Capital SPC
(ii) Turki Saleh A. AlRajhi
(ii) Muhammad Asif Seemab
(b) Address of Principal Business Office or, if none, Residence
(i) Mithaq Capital SPC
c/o Synergy, Anas Ibn Malik Road
Al Malqa, Riyadh 13521 Saudi Arabia

(ii) Turki Saleh A. AlRajhi
Mithaq Capital SPC
c/o Synergy, Anas Ibn Malik Road
Al Malqa, Riyadh 13521 Saudi Arabia

(iii) Muhammad Asif Seemab
Mithaq Capital SPC
c/o Synergy, Anas Ibn Malik Road
Al Malqa, Riyadh 13521 Saudi Arabia
(c) Citizenship
(i) Mithaq Capital SPC: Cayman Islands
(ii) Turki Saleh A. AlRajhi: Saudi Arabia
(iii) Muhammad Asif Seemab: Pakistan
(d) Title of Class of Securities
Ordinary Shares
(e) CUSIP Number
M7571L103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[   ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[   ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
6,500,000
(b) Percent of class:
As a result of a business combination with the Issuer and Software Acquisition Group II ("SAII"), the 6,500,000 shares of Class A common stock of SAII ("Class A Stock") that were beneficially owned by the Reporting Persons were exchanged for 6,500,000 ordinary shares of the Issuer ("Issuer Ordinary Shares"). All percentages of ownership of the Reporting Persons contained in this Schedule 13G are based on the 125,634,136 issued and outstanding Issuer Ordinary Shares as reported in the Form 8-K of Otonomo Merger US Inc. filed with the SEC on August 13, 2021. The Reporting Persons are contemporaneously filing an amendment to the Schedule 13D they had filed with respect to the Class A Stock to reflect that they no longer beneficially own any Class A Stock.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
Reporting Person: Mithaq Capital SPC
6,500,000

Reporting Person: Turki Saleh A. AlRajhi
0

Reporting Person: Muhammad Asif Seemab
0
(ii) Shared power to vote or to direct the vote
Reporting Person: Mithaq Capital SPC
0

Reporting Person: Turki Saleh A. AlRajhi
6,500,000

Reporting Person: Muhammad Asif Seemab
6,500,000
(iii) Sole power to dispose or to direct the disposition of
Reporting Person: Mithaq Capital SPC
6,500,000

Reporting Person: Turki Saleh A. AlRajhi
0

Reporting Person: Muhammad Asif Seemab
0
(iv) Shared power to dispose or to direct the disposition of
Reporting Person: Mithaq Capital SPC
0

Reporting Person: Turki Saleh A. AlRajhi
6,500,000

Reporting Person: Muhammad Asif Seemab
6,500,000

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 24, 2021
Mithaq Capital SPC
By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Title: Director
Date:   August 24, 2021
Mithaq Capital SPC
By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab
Title: Director
Date:   August 24, 2021

By:	/s/ Turki Saleh A. AlRajhi

Name: Turki Saleh A. AlRajhi
Date:   August 24, 2021

By:	/s/ Muhammad Asif Seemab

Name: Muhammad Asif Seemab